SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 1)*


                          Nuevo Financial Center, Inc.
             -------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, par value $0.001 per share
             -------------------------------------------------------
                         (Title of Class of Securities)


                                    670510106
                 -----------------------------------------------
                                 (CUSIP Number)


                          Vision Capital Advisors, LLC
                         20 West 55th Street, 5th Floor
                               New York, NY 10019
                          Attention: Antti Uusiheimala
                                Tel: 212.849.8225
             -------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                October 23, 2007
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

         Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

                               Page 1 of 12 pages

CUSIP No.:  670510106

NAME OF REPORTING PERSON

1.   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Adam Benowitz

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) [ ]
     (b) [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS

     AF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

NUMBER OF                        7        SOLE VOTING POWER   -  0
SHARES
BENEFICIALLY                     8        SHARED VOTING POWER   -  9,982,500
OWNED BY
EACH                             9        SOLE DISPOSITIVE POWER   -    0
REPORTING
PERSON WITH                      10       SHARED DISPOSITIVE POWER   - 9,982,500

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     9,982,500

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     28.0%

14   TYPE OF REPORTING PERSON

     IN

                               Page 2 of 12 pages

CUSIP No.:  670510106

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Vision Opportunity Master Fund, Ltd.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) [ ]
     (b) [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS

     WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Cayman Islands

NUMBER OF                        7        SOLE VOTING POWER   -  0
SHARES
BENEFICIALLY                     8        SHARED VOTING POWER   -  9,982,500
OWNED BY
EACH                             9        SOLE DISPOSITIVE POWER   -  0
REPORTING
PERSON WITH                      10       SHARED DISPOSITIVE POWER   - 9,982,500

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     9,982,500

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     28.0%

14   TYPE OF REPORTING PERSON

     CO

                               Page 3 of 12 pages

CUSIP No.:  670510106

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Vision Capital Advisors, LLC (formerly known as Vision Opportunity Capital Management, LLC)

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) [ ]
     (b) [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS

     AF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF                        7        SOLE VOTING POWER   - 0
SHARES
BENEFICIALLY                     8        SHARED VOTING POWER   - 9,982,500
OWNED BY
EACH                             9        SOLE DISPOSITIVE POWER   - 0
REPORTING
PERSON WITH                      10       SHARED DISPOSITIVE POWER   - 9,982,500

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     9,982,500

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     28.0%

14   TYPE OF REPORTING PERSON

     IA

                               Page 4 of 12 pages

                                EXPLANATORY NOTE

         This Amendment No. 1 to Schedule 13D (this "Statement") amends in its entirety the Statement on Schedule 13D originally filed by the Reporting Persons on August 28, 2007.

ITEM 1.  Security and Issuer.

         The class of equity securities to which this Statement relates is the common stock, par value $0.001 per share (the "Common Stock"), of Nuevo Financial Center, Inc., a Delaware corporation (the "Company" or the "Issuer"), with its principal executive offices located at 2112 Bergenline Avenue, Union City, New Jersey 07087.

ITEM 2.  Identity and Background.

         (a)-(c) and (f) The names of the persons filing this Statement (the "Reporting Persons") are: (1) Vision Opportunity Master Fund, Ltd., a Cayman Islands limited company ("Fund"); (2) Vision Capital Advisors, LLC (formerly known as Vision Opportunity Capital Management, LLC), a Delaware limited liability company ("Investment Manager"); and (3) Adam Benowitz, a United States Citizen ("Mr. Benowitz"). The Investment Manager serves as the investment manager of the Fund. Mr. Benowitz is the Managing Member of the Investment Manager and the Portfolio Manager of the Fund.

         The principal business of the Fund is that of a private investment vehicle engaged in investing and trading in a wide variety of securities and financial instruments for its own account. The principal business of the Investment Manager is providing investment management services to the Fund and other investment vehicles. Mr. Benowitz's principal occupation is serving as the Managing Member of the Investment Manager.

         Attached as Schedule I hereto and incorporated herein by reference is a list containing the (a) name, business address and citizenship, (b) present principal occupation or employment, and (c) the name, principal business and address of any corporation or other organization in which such employment is conducted, for each director and executive officer of the Fund (the "Directors and Officers").

         (d)-(e) During the last five years, none of the Reporting Persons or, the knowledge of the Reporting Persons, the Directors and Officers, has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  Source and Amount of Funds or Other Consideration

         The source of cash funds for the purchased securities was working capital of the Fund and the amount of funds totaled $1,750,000.

ITEM 4.  Purpose of Transaction.

         May 2006 Transaction

         On May 2, 2006, the Fund purchased a Secured Convertible Note in the amount of $500,000, convertible into 2,500,000 shares of Common Stock at a conversion price of $0.20 per share. The Fund also acquired for no additional

                               Page 5 of 12 pages
consideration A Warrants and B Warrants from the Issuer. The Fund may exercise the A Warrants into 1,000,000 shares of Common Stock at an initial exercise price of $0.50 per share and the B Warrants into 500,000 shares of Common at an initial exercise price of $1.00 per share. However, the Fund cannot exercise the A Warrants or the B Warrants into shares of Common Stock to the extent the exercise would result in the Fund and its affiliates owning, holding, or beneficially owning more than 9.9% of the Issuer's Common Stock; provided that this restriction on exercise can be waived at any time by the Fund upon 61 days notice; provided further that this restriction is not applicable during the 61 days prior to the expiration date of the Warrants. The Fund also acquired for no additional consideration a Unit Purchase Warrant, which may be exercised proportionately into (i) 2,500,000 shares of Common Stock with an initial exercise price of $0.20 per share, (ii) A Warrants for 1,000,000 shares of Common Stock with an initial exercise price of $0.50 per share and (iii) B Warrants for 500,000 shares of Common Stock with an initial exercise price of $1.00 per share. However, the Fund cannot exercise the A Warrants and B Warrants underlying the Unit Purchase Warrant into shares of Common Stock to the extent the exercise would result in the Fund and its affiliates owning, holding, or beneficially owning more than 9.9% of the Issuer's Common Stock; provided that this restriction on exercise can be waived at any time by the Fund upon 61 days notice; provided further that this restriction is not applicable during the 61 days prior to the expiration date of the Warrants. In connection with the foregoing transaction, the Fund entered into a Security Agreement as well as a Registration Rights Agreement with the Issuer.

         November 2006 Transaction

         On November 1, 2006, the Fund purchased an additional Secured Convertible Note in the amount of $500,000, convertible into 2,500,000 shares of Common Stock at a conversion price of $0.20 per share. However, the Fund cannot convert the Secured Convertible Note into shares of Common Stock to the extent the conversion would result in the Fund and its affiliates owning, holding, or beneficially owning more than 9.9% of the Issuer's Common Stock; provided that this restriction on conversion can be waived at any time by the Fund upon 61 days notice. The Fund also acquired for no additional consideration A Warrants and B Warrants from the Issuer. The Fund may exercise the A Warrants into 1,000,000 shares of Common Stock at an initial exercise price of $0.50 per share and the B Warrants into 500,000 shares of Common at an initial exercise price of $1.00 per share. However, the Fund cannot exercise the A Warrants or the B Warrants into shares of Common Stock to the extent the exercise would result in the Fund and its affiliates owning, holding, or beneficially owning more than 9.9% of the Issuer's Common Stock; provided that this restriction on exercise can be waived at any time by the Fund upon 61 days notice; provided further that this restriction is not applicable during the 61 days prior to the expiration date of the Warrants. The Fund also acquired for no additional consideration a Unit Purchase Warrant, which may be exercised proportionately into (i) 2,500,000 shares of Common Stock with an initial exercise price of $0.20 per share, (ii) A Warrants for 1,000,000 shares of Common Stock with an initial exercise price of $0.50 per share and (iii) B Warrants for 500,000 shares of Common Stock with an initial exercise price of $1.00 per share. However, the Fund cannot exercise the A Warrants or the B Warrants underlying the Unit Purchase Warrant into shares of Common Stock to the extent the exercise of the warrants would result in the Fund and its affiliates owning, holding, or beneficially owning more than 9.9% of the Issuer's Common Stock; provided that this restriction on exercise can be waived at any time by the Fund upon 61 days notice; provided further that this restriction is not applicable during the 61 days prior to the expiration date of the Warrants. In connection with the foregoing transaction, the Fund entered into a Security Agreement as well as a Registration Rights Agreement with the Issuer.

         October 2007 Transaction

         On October 23, 2007, the Fund purchased 2,500,000 shares of Common Stock from the Issuer at $0.10 per share for $250,000.

                               Page 6 of 12 pages

         Transactions in Common Stock

         In addition to the October 2007 transaction described above, the Fund acquired shares of Common Stock through the following transactions:

                                    Number of Shares of Common Stock
        Date of Transaction                 Purchased/(Sold)                 Price per Share
        -------------------                 ----------------                 ---------------
           April 10, 2007                     1,000,000*                          $0.20
           May 17, 2007                         (10,000)**                        $0.50
           May 21, 2007                          (7,500)**                        $0.57
           May 25, 2007                       1,750,000***                        $0.20
           June 29, 2007                      1,250,000****                       $0.20

         * On April 10, the Fund exercised a portion of the Unit Purchase Warrant acquired in the May Transaction into (i) 500,000 shares of Common Stock,
(ii) an A Warrant to purchase 200,000 shares of Common Stock and (iii) a B Warrant to purchase 100,000 shares of Common Stock. The Fund also converted a $100,000 portion of the Secured Convertible Note acquired in the May Transaction into 500,000 shares of Common Stock.

         ** Open market transaction.

         *** On May 25, 2007, the Fund exercised a portion of the Unit Purchase Warrant acquired in the May Transaction into (i) 750,000 shares of Common Stock,
(ii) an A Warrant to purchase 300,000 shares of Common Stock and (iii) a B Warrant to purchase 150,000 shares of Common Stock. The Fund also converted a $200,000 portion of the Secured Convertible Note acquired in the May Transaction into 1,000,000 shares of Common Stock.

         **** On June 29, 2007, the Fund exercised the remaining portion of the Unit Purchase Warrant acquired in the May Transaction into (i) 1,250,000 shares of Common Stock, (ii) an A Warrant to purchase 500,000 shares of Common Stock and (iii) a B Warrant to purchase 250,000 shares of Common Stock.

         All of the shares of Common Stock reported herein as being beneficially owned by the Reporting Persons were acquired for investment purposes. Except as set forth herein, none of the Reporting Persons or, to the knowledge of the Reporting Persons, the Directors and Officers, has any plans or proposals that related to or would result in any of the transactions described in subparagraphs
(a) through (j) of Item 4 of Schedule 13D.

         The Reporting Persons reserve the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose of, or cause to be disposed, such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons, market conditions or other factors.

ITEM 5.  Interest in Securities of the Issuer.

         (a) The Fund directly beneficially owns 9,982,500 shares of Common Stock, representing 28.0% of all of the issued and outstanding shares of Common Stock. The Investment Manager and Mr. Benowitz may each be deemed to

                               Page 7 of 12 pages
beneficially own the shares of Common Stock beneficially owned by the Fund. Each disclaims beneficial ownership of such shares. The amounts set forth in this response are based on the 29,668,223 shares outstanding as of August 7, 2007, as reported in the Issuer's Quarterly Report on 10-QSB filed on August 7, 2007.

         (b) The Reporting Persons have shared power (with each other and not with any third party), to vote or direct the vote of and to dispose or direct the disposition of the 9,982,500 shares of Common Stock reported herein.

         (c) Other than as set forth in Item 4 above, no transactions in the Common Stock have been effected by the Reporting Persons or, to the knowledge of the Reporting Persons, the Directors and Officers, in the last sixty (60) days.

         (d)      Not applicable.

         (e)      Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         See Item 4 above.

ITEM 7.  Material to be Filed as Exhibits.

         Exh. #   Description
         ------   -----------

         1 Form of Senior Convertible Note, dated May 2, 2006, between the Issuer and Vision Opportunity Master Fund, Ltd.*

         2        Form of Unit Purchase Warrant*

         3        Form of Class A Common Stock Purchase Warrant*

         4        Form of Class B Common Stock Purchase Warrant*

         5        Form of Security Agreement*

         6        Form of Registration Rights Agreement*

         7 Form of Senior Convertible Note, dated November 1, 2006, between the Issuer and Vision Opportunity Master Fund, Ltd.**

         8        Unit Purchase Warrant, dated November 1, 2006+

         9        Form of Class A Common Stock Purchase Warrant**

         10       Form of Class B Common Stock Purchase Warrant**

         11       Form of Security Agreement**

         12       Form of Registration Rights Agreement**


                               Page 8 of 12 pages

         __________________
         * Incorporated by reference to the Issuer's Quarterly Report on Form 10-QSB for the quarter ended June 30, 2006, as filed with the SEC on August 15, 2006.

         ** Incorporated by reference to the Issuer's Annual Report on Form 10-KSB for the fiscal year ended December 31, 2006, as filed with the SEC on April 5, 2007.

         +        Filed herewith.





                               Page 9 of 12 pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 8, 2007

                                       ADAM BENOWITZ
                                       VISION CAPITAL ADVISORS, LLC
                                       VISION OPPORTUNITY MASTER FUND, LTD.


                                       By: /s/ ADAM BENOWITZ
                                           -------------------------------------
                                           Adam Benowitz, for himself, as
                                           Managing Member of the Investment
                                           Manager and as Portfolio Manager of
                                           the Fund



                              Page 10 of 12 pages

                                   SCHEDULE I

         The following information sets forth the (a) name, business address and citizenship, (b) present principal occupation or employment and (c) the name, principal business and address of any corporation or other organization in which such employment is conducted, for each of the directors and executive officers of the Fund.

DIRECTORS
---------

         Adam Benowitz  (US Citizen)
         Managing Member
         Vision Capital Advisors, LLC (a private investment management firm) 20 West 55th Street, Fifth Floor
         New York, New York 10019

         Robert Arnott (British/Cayman Citizen)
         Box 31695
         One Breezy Pines
         Bel Air Drive, South Sound
         Grand Cayman KY1-1207
         Cayman Islands
         Mr. Arnott is a Chartered Accountant and performs consultancy services when required for trust companies, management companies and banks.

         Peter Young (Cayman Citizen)
         27 Hospital Road, George Town
         Grand Cayman KY-1109
         Cayman Islands
         Mr. Young is a Certified Public Accountant currently serving as Executive Vice President of Citi Hedge Fund Services (Cayman) Ltd. (a hedge fund administration firm).


EXECUTIVE OFFICERS
------------------

         None.



                              Page 11 of 12 pages

                                  EXHIBIT INDEX

Exh. #   Description
------   -----------

1 Form of Senior Convertible Note, dated May 2, 2006, between the Issuer and Vision Opportunity Master Fund, Ltd.*

2        Form of Unit Purchase Warrant*

3        Form of Class A Common Stock Purchase Warrant*

4        Form of Class B Common Stock Purchase Warrant*

5        Form of Security Agreement*

6        Form of Registration Rights Agreement*

7 Form of Senior Convertible Note, dated November 1, 2006, between the Issuer and Vision Opportunity Master Fund, Ltd.**

8        Unit Purchase Warrant, dated November 1, 2006+

9        Form of Class A Common Stock Purchase Warrant**

10       Form of Class B Common Stock Purchase Warrant**

11       Form of Security Agreement**

12       Form of Registration Rights Agreement**

__________________
* Incorporated by reference to the Issuer's Quarterly Report on Form 10-QSB for the quarter ended June 30, 2006, as filed with the SEC on August 15, 2006.

** Incorporated by reference to the Issuer's Annual Report on Form 10-KSB for the fiscal year ended December 31, 2006, as filed with the SEC on April 5, 2007.

+        Filed herewith.


                              Page 12 of 12 pages